1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

July 20, 2007	QTA-TSX. VENTURE
NR-05-07

QUATERRA ACCELERATES EXPIRY OF WARRANTS
AND PROVIDES CORPORATE UPDATE

VANCOUVER, B.C. - Quaterra Resources Inc. today gave notice to the holders of non-transferable common share purchase warrants of the Company dated December 20, 2006, of the acceleration of the expiry date of the Warrants from June 21, 2008, to August 20, 2007.

Section 2.2 of Schedule “A” of each Holder’s Subscription Agreement pursuant to which the Warrants were acquired provides that:

Each Warrant will be non-transferable and will entitle the Purchaser to acquire one common share in the capital of the Company as constituted on the date hereof (each such common share referred to as a "Warrant Share") at a price of $2.25 per Warrant Share at any time on or before 4:00 p.m. (Vancouver time) on the “Expiry Date”, being the earlier of i) the first business day that is 18 months after the Closing Date (as defined below) and ii) if the Company’s shares trade at a closing price of greater than $3.00 per share for a period of 20 consecutive trading days at any time after six months from the Closing Date and the Company accelerates the date upon which the Warrants will expire by providing notice to the holders thereof, the first business day that is 30 days after the date on which such notice is given by the Company.

The Company’s shares have traded at a closing price of greater than $3.00 per share for a period of 20 consecutive trading days for the period beginning June 21, 2007, and ending July 19, 2007. The first business day that is 30 days after the date on which this Notice is given is August 20, 2007.

Notice is hereby given, therefore, that the Company accelerates the date upon which the Warrants will expire from June 21, 2008, to August 20, 2007, after which time the Warrants will be void and of no value.

Holders of Warrants are advised to attach this Notice to the Certificates representing their Warrants. If a Holder wishes to exercise a Warrant on or before 4:00 p.m. (Vancouver time) on August 20, 2007, such notice should refer to the Certificate representing such Holder’s Warrants and comply with the exercise procedure therein provided for.

Mr. Tracy Stevenson appointed to Board

The Company also announces the appointment by shareholder vote at the Company’s Annual General Meeting on July 17, 2007, of Mr. Tracy Stevenson to Quaterra’s Board of Directors. Mr. Stevenson is a senior mining executive with experience and expertise in the areas of finance; mergers and acquisitions; strategic planning; corporate governance, audit and administration; and, information systems and technology. Most recently, Mr. Stevenson was Global Head of Information Systems and Technology at Rio Tinto PLC, the world’s second largest mining company. Mr. Stevenson took on the role of CIO in 2006 as part of a group strategy to consolidate, standardize and extend the footprint of the mining company’s business services globally. From 2000 to 2006, he was Global Head of Business Process Improvement at Rio Tinto. Mr. Stevenson has also served as Interim CEO of Quadrem International Holdings Ltd., Executive Vice President Financial Services and Strategy of Comalco Ltd, and Senior Vice President Finance and Control of Kennecott Corporation. He has a B.S. Accounting Magna Cum Laude from the University of Utah and is a member of the Advisory Board of the University of Utah David Eccles School of Business. He is a former member of the Westminster College Board of Directors.

Stock Option Plan

Also at the Company’s AGM, shareholders voted in favour of the proposed 2007 Rolling Incentive Stock Option Plan which allows for a maximum amount of shares to be issued equal to 10% of the number of issued shares at the date of grant of any option. The Plan is subject to TSX Venture Exchange approval. Under the Plan, and subject to regulatory approval, the Company proposes to issue 2,031,000 stock options to various directors, officers, employees, and consultants at an exercise price of $3.33. All Stock options issued are subject to a four month hold period.

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

ON BEHALF OF THE BOARD,

“Thomas Patton”

Thomas C. Patton,
President

Expanded information on the company’s projects is described on our website at www.quaterraresources.com or contact Jay
Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.